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82-34643

Rule 12g3-2(b) File No. 82-5190

05007333

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Tel. Nr. Filing desk 202 942 80 50

'SUPPL'

Date April 14, 2005
Contact Nicolas Weidmann
E-mail nicolas.weidmann@unaxis.com
Direct phone +41 58 360 96 02
Subject Unaxis Holding Inc.
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange
Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant
to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by
Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the
understanding that such information and documents will not be deemed to be "filed"
with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that
neither this letter nor the furnishing of such information and documents shall
constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding Inc.

Nicolas Weidmann
Corporate Communications

Enclosure

• **Disclosure of interests in accordance with stock market rules**

Unaxis Management Inc.   Telephone +41 58 360 96 96
Churerstrasse 120   Fax   +41 58 360 96 93
P.O.Box   www.unaxis.com
CH-8808 Pfäffikon SZ

Media Release

Disclosure of interests in accordance with stock market rules

Pfäffikon SZ, April 14, 2005 – As announced by Victory Industriebeteiligung AG, Wächtergasse 1/3/1, 1010 Wien, Austria, said company now holds 3 001 302 registered shares in Unaxis Holding Inc., corresponding to 21.22% of voting rights, and 31 000 000 call options which carry an entitlement to 1 240 000 registered shares (8.77% of voting rights) in Unaxis Holding Inc. Were Victory Industriebeteiligung AG to exercise all its options on shares in Unaxis Holding Inc., the company's total voting rights would thus be 29.99%. Equal shareholders in Victory Industriebeteiligung AG, Vienna, are: M.U.S.T. Privatstiftung, Tokiostrasse 11/3/36, 1220 Vienna, Austria, and RPR Privatstiftung, Seilerstätte 18-20, 1010 Vienna, Austria.

This media release is based on information currently available to management. The forward-looking statements contained herein could be substantially impacted by risks and influences that are not foreseeable at present, so that actual results may vary materially from those anticipated, expected, or projected.

For further information, please contact:

Unaxis Management Inc.	Unaxis Management Inc.
Media Relations	**Investor Relations**
Nicolas Weidmann	Dr. Philipp Gamper
Tel. +41 58 360 96 05	Tel. +41 58 360 96 22
Fax +41 58 360 91 93	Fax +41 58 360 91 93
E-mail media.relations@unaxis.com	E-mail investor.relations@unaxis.com

Unaxis Management Inc.   Telephone   +41 58 360 96 96
Churerstrasse 120   Fax   +41 58 360 91 96
P.O. Box   www.unaxis.com
CH-8808 Pfäffikon SZ

Unaxis – a globally leading high-tech company

Unaxis (SWX: UNAX) is a globally leading provider of production systems, components, and services for high-technology products based on core competencies in thin film and vacuum technology. Unaxis' commercial activities center on high-growth sectors such as protective coatings for precision tools and components (Coating Services), systems for producing vacuum and conveying process gases (Vacuum Solutions), production systems for data storage devices (Data Storage Solutions), optical components (Optics), and aerospace technology (Space Technology). Unaxis also deploys its core competencies as a major provider of semiconductor technology (Semiconductor Equipment). Unaxis currently employs approximately 6,800 individuals and, in its 2004 financial year, achieved sales of CHF 1,850 million. The company, headquartered in Pfäffikon SZ, Switzerland, has a globe-spanning infrastructure that encompasses centers of competency for research, development, and production in Europe, Asia, and the USA, as well as approximately 80 subsidiaries in 24 countries.

Unaxis Management Inc.   Telephone   +41 58 360 96 96
Churerstrasse 120   Fax   +41 58 360 91 96
P.O. Box   www.unaxis.com
CH-8808 Pfäffikon SZ